FORM 6-K


             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..


                          INDEX

Document

No.1    FRN Variable Rate Fix announcement dated 09 November, 2004
No.2    FRN Variable Rate Fix announcement dated 09 November, 2004
No.3    FRN Variable Rate Fix announcement dated 09 November, 2004
No.4    FRN Variable Rate Fix announcement dated 12 November, 2004
No.5    FRN Variable Rate Fix announcement dated 12 November, 2004

Document No. 1

    GBP 1,310,000.00
    MATURING: 06-Aug-2010
    ISSUE DATE: 06-Aug-2004
    ISIN: XS0198294489

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
08-Nov-2004 TO 07-Feb-2005 HAS BEEN FIXED AT 5.000000 PCT

DAY BASIS 91/365

INTEREST PAYABLE VALUE 07-Feb-2005 WILL AMOUNT TO:
GBP 12.47 PER GBP 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 2

RE: NORTHERN ROCK PLC
    GBP 6,000,000.00
    MATURING: 07-Aug-2007
    ISSUE DATE: 13-Aug-2002
    ISIN: XS0152976204

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
08-Nov-2004 TO 07-Feb-2005 HAS BEEN FIXED AT 5.030000 PCT

DAY BASIS 91/365

INTEREST PAYABLE VALUE 07-Feb-2005 WILL AMOUNT TO:
GBP 125.41 PER GBP 10,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 3


RE: NORTHERN ROCK PLC
    USD 600,000,000.00
    MATURING: 10-NOV-2008
    ISSUE DATE:10-NOV-2003
    ISIN: XS0179930036

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
10-NOV-2004 TO 10-FEB-2005 HAS BEEN FIXED AT 2.410000 PCT

DAY BASIS 92/360

INTEREST PAYABLE VALUE 10-FEB-2005 WILL AMOUNT TO:
USD 6.16 PER USD 1,000.00 DENOMINATION
USD 61.59 PER USD 10,000.00 DENOMINATION
USD 615.89 PER USD 100,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 4


RE: NORTHERN ROCK PLC
    GBP 3,840,000.00
    MATURING: 10-NOV-2008
    ISSUE DATE: 09-MAY-2003
    ISIN: XS0168553328

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
10-NOV-2004 TO 10-FEB-2005 HAS BEEN FIXED AT 5.027500 PCT

DAY BASIS 92/365

INTEREST PAYABLE VALUE 10-FEB-2005 WILL AMOUNT TO:
GBP 12.67 PER GBP 1,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881

Document No. 5


RE: NORTHERN ROCK PLC
    GBP 20,000,000.00
    MATURING: 10-NOV-2005
    ISSUE DATE:10-NOV-2003
    ISIN: XS0180138942

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
10-NOV-2004 TO 10-FEB-2005 HAS BEEN FIXED AT 4.962500 PCT

INTEREST PAYABLE VALUE 10-FEB-2005 WILL AMOUNT TO:
GBP 1,248.89 PER GBP 100,000.00 DENOMINATION

IF YOU HAVE ANY QUERIES PLEASE CONTACT THE RATE FIX DESK ON
TEL: 44 20 7508 3858/3855 OR FAX: 44 20 7508 3881



                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date:  15 November, 2004        By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary